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================================================================================

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  FORM 10-SB/A

                               -------------------


                                 AMENDMENT NO. 1
                                       TO
                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                               -------------------

                        AMERICAN CUSTOM COMPONENTS, INC.
                 (Name of Small Business Issuer in Its Charter)



                   NEVADA                                81-0478643
         (State or Other Jurisdiction of             (I.R.S. Employer
          Incorporation or Organization)             Identification No.)


           3310 W. MACARTHUR BOULEVARD
              SANTA ANA, CALIFORNIA                            92704
     (Address of Principal Executive Offices)                (Zip Code)


                                 (714) 662-2080
              (Registrant's Telephone Number, Including Area Code)


        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:
                                     (None)


        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:
                         Common Stock, par value $0.001
                         ------------------------------
                                 Title of Class



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                                TABLE OF CONTENTS
                                -----------------

                                     PART I

Item 1        Description of Business.

Item 2        Management's Discussion and Analysis of Financial
              Condition and Results of Operations.

Item 3        Description of Property.

Item 4        Security Ownership of Certain Beneficial Owners and
              Management.

Item 5        Directors, Executive Officers, Promoters and Control
              Persons.

Item 6        Executive Compensation.

Item 7        Certain Relationships and Related Transactions.

Item 8        Description of Securities.

                                     PART II

Item 1        Market Price of and Dividends on the Registrant's
              Common Equity and Other Shareholder Matters.

Item 2        Legal Proceedings.

Item 3        Changes In and Disagreements With Accountants.

Item 4        Recent Sales of Unregistered Securities.

Item 5        Indemnification of Directors and Officers.

                                    PART F/S

              Financial Statements.

                                    PART III

Item 1        Index to Exhibits.

Item 2        Description of Exhibits.

                                     PART I

ITEM 1 - DESCRIPTION OF BUSINESS
--------------------------------

American Custom Components, Inc., a Nevada corporation ("ACC-NV" or the "Company"), was incorporated on December 31, 1991 as Rainbow Bridge Services, Inc. ("Rainbow"). Effective August 15, 1997, Rainbow, which had no assets or operations, acquired all of the outstanding common stock of American Custom Components, Inc., a California corporation incorporated on April 18, 1994 ("ACC-CA"). Following the acquisition, Rainbow changed its name to American Custom Components, Inc. In October 1997, the Company acquired ninety-eight percent (98%) of the issued and outstanding stock of Caribbean Electronics, Ltd., a St. Lucian corporation incorporated on February 13, 1986 ("CEL"). Effective January 31, 1998, the Company acquired all of the outstanding common stock of K5 Plastics, Inc., a California corporation incorporated on February 8, 1983 ("K5"). The Company is a holding company for its three (3) subsidiaries, ACC-CA, CEL, and K5.

Through its subsidiaries, the Company is engaged in the business of providing electronic assemblies (connectors and related parts) for use in multiple applications ranging from general commodities such as industrial supply products to specialized components such as high technology computer and peripheral interconnect systems. The Company offers design, assembly/test and shipment of a wide variety of connector components and offers the design, assembly and test of specialized tooling for use in the production of various injected plastic molded products. The Company also offers low cost subcontract assembly in its off shore production facility. The Company has targeted five major market segments that all benefit from the Company's offerings. Those segments are:

   Telecommunication-Industrial-Medical-Computer Peripheral-General Products

The Company offers its technology customers a solution to many of their electronic connector needs. The primary products offered are connector and interconnect systems and a variety of metal tools used in the production of injected plastic components. Components used in the connector and interconnect systems include plastic housings which are designed, tooled and produced in-house, thereby reducing production costs.

Services include designing and building custom tooling for plastic injection molding applications and designing and manufacturing interconnect components using injected plastic housings and metal contacts.

The Company offers the customer low cost and fast turnaround on designs, samples and production of both standard and custom interconnect systems. The Company believes that its competitive advantage is its ability to provide system level design support, faster than the competition, in a market that traditionally relies on "catalog sales." The Company provides services and products that create fast time-to-volume for its customers. Its strategy is to identify the weaknesses of the competition, offer products and services that satisfy customer needs and penetrate selected market niches using its core competence for competitive advantage. Customers currently include Motorola, Western Digital, Iomega, Allied Manufacturers, Mattel, Polaris Pools, Calluna, GE Fanuc, Hughes Aircraft, Thermador, Smartflex, Westlock, Medtrex, Linear Technology, Furon and Adflex.

The Company's strategy is to continue to expand its custom connector and subcontract assembly business in Santa Ana, California and to continue expanding its 12,000 square foot manufacturing capability in St. Lucia. The Company intends to use the St. Lucia plant to assemble and distribute products for worldwide customers and to undertake manufacturing and molding. The Company intends to manufacture critical molds and tooling at the Santa Ana facility and ship them to the St. Lucia plant for use in volume production.

The corporate offices of the Company and its subsidiaries are located at 3310 W. MacArthur Boulevard, Santa Ana, California 92704. The telephone number is (714) 662-2080.

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THE ELECTRONICS CONNECTOR MARKETPLACE

According to Ken Fleck in ELECTRONIC BUYERS NEWS, the worldwide electronic connector sales by end-use equipment were approximately $23.4 billion in 1997 and will be approximately $24.9 billion in 1998. Virtually every electric or electronic product utilizes electronic connectors of varying sophistication. To date, the Company's principal activities in the electronic connector marketplace have principally focused in the computer disk drive segment of that marketplace. In recent years, this computer disk drive industry has been driven by extremely high competitive pressures in terms of storage capacity, performance and pricing, among other factors, and is characterized by frequent new product introductions, short product life spans, and the need for high quality and reliability. The Company seeks to address this market with quick response times, which the Company also sells to other segments such as industrial and telecommunications components.

Electronic connectors are generally comprised of contact material, generally metallic, to transmit electric current, and insulating materials such as nylon, to hold the contact material in proper positioning, to link the connector to another connector or component and to insulate the contact material. Connectors must be designed to accommodate the number and size of electrical contacts to be joined, voltage and current, and to fit space and other requirements. Precise manufacturing tolerances and quality control are essential, since electrical short circuits or open circuits caused by a connector can render equipment inoperable or cause expensive damage.

The Company's product cycle includes the following major stages: sales; engineering and design; sourcing; tooling; manufacturing; packaging and delivery, and to a lesser extent, contract customer repair work.

MARKETING AND SALES

The Company's sales efforts are primarily directed by the key managers of each of the respective services; molding, mold tooling operations, sub contract services, and connector/interconnect assemblies. The Company's marketing strategy has been based on providing rapid design, engineering, tooling, molding and assembly for its clients' custom connector requirements. To date, the primary market for the Company's products has been disk drive manufacturers, but the Company has also diversified its marketing to aerospace firms building electronic assemblies for the U.S. military, and tooling for injected plastic mold parts.

The Company primarily sells its products through numerous manufacturers representatives, which can be terminated at any time. All sales orders are subject to approval by the Company. No marketing or sales efforts are made through subsidiaries of the Company.

MANUFACTURING, PACKAGING AND DELIVERY

The connector manufacturing process primarily consists of injection molding and assembly. Where possible, and to provide higher quality and output, the Company manufactures its own packaging materials. Since most of the Company's products are small, many shipments can be made via overnight delivery services or counter to counter airline freight to non-local customers. The Company seeks to manufacture its products to applicable specification requirements.

In October 1997 the Company acquired a 12,000 square foot assembly plant in Vieux Fort, St. Lucia. The Company has used and intends to use the St. Lucia plant to assemble for worldwide customers. The Company intends to manufacture critical molds and tooling at the Santa Ana facility and ship them to the St. Lucia plant by overnight delivery service. The St. Lucia plant also performs subcontract assembly services.

In addition to its own manufacturing requirements, which are satisfied by ACC-CA and K5, the Company also designs and manufactures tools for outside customers.

The principal components of the Company's products include nylon and contact materials such as brass, copper, nickel, gold, silver, aluminum, steel, tin, solder, and nuts, screws and bolts. Prior to acceptance by the Company, all materials and components undergo quality assurance procedures. All materials and components used in the Company's products are available from several sources. Although availability of such materials has been adequate to date, no assurance can be given that cost increases or material shortages or allocations imposed by suppliers in the future will not have a materially adverse effect on the operations of the Company.

The Company's principal suppliers include Central MN Tool and Stamping, Inc., Electronic Plating Services, Fry Steel Co., Hasco Internorm Corp., Nascal Interplex, Inc., Phantom Tool and Die, Plastic Resources, Inc., Precision Components, Safe Plating, Inc., and Skyler International.

CUSTOMERS OF THE COMPANY

The Company currently has five customers that in the aggregate represent 65% of the total sales for its last two fiscal years. One of its five major customers filed for protection under the federal bankruptcy laws subsequent to March 31, 1997. The Company has collected substantially all of its open accounts receivable from such customer. The Company anticipates that it will continue to rely upon these customers during the fiscal year ending March 31, 1999.

The Company has diversified its customer base and, in fact, over the last six months as much as 65% of total sales were to customers other than the five mentioned above.

SIGNIFICANT ACQUISITIONS

In October 1997, the Company acquired ninety-eight percent (98%) of the issued and outstanding stock of Caribbean Electronics, Ltd., a St. Lucian corporation, for $25,000 cash, a $100,000 note at an interest rate of 8% per annum, and 8,333 "restricted" shares of the Company's common stock. In connection with the acquisition, the Company also assumed certain accounts payable of approximately $25,000. Caribbean Electronics, Ltd. is an electronic parts assembly business located on the island of St. Lucia. The acquisition was accounted for as a purchase. The acquisition of Caribbean Electronics, Ltd. included acquisition of a manufacturing and assembly facility which the Company intends to utilize for its existing and new customers.

Effective January 31, 1998 the Company acquired K5 Plastics, Inc. ("K5"), a tooling and mold manufacturer through the purchase of one hundred percent (100%) of its issued and outstanding shares of stock. The Company acquired K5 for $42,000 in cash, a $50,000 note at an interest rate of 10% per annum, and 25,000 shares of "restricted" common stock. Also, the Company delivered 60,000 warrants with an exercise price of $3.00. Of these warrants, 30,000 are exercisable at any time in the next two to five years and the remaining 30,000 are exercisable at any time in the next three to six years. The Company has also assumed a K5 note payable to Union Bank of California in the amount of approximately $12,000 bearing an interest rate of 11% per annum and a line of credit to Union Bank of California with an outstanding principal balance of approximately $50,000 at an adjustable interest rate currently at 11.25%.

Management does not currently have any plans or arrangements for additional acquisitions or other new ventures.

PATENTS AND OTHER INTELLECTUAL PROPERTY

The Company and its subsidiaries generally own the design rights for the connectors it manufactures, but does not generally rely upon patent protection for its connectors but rather believes that the short lifespan and time to market for products provides sufficient intellectual property protection for its products. There can be no assurance that competitors of the Company do not have competing patents which may preclude certain aspects of the Company's designs, that competitors may reverse engineer and create competitive products to those of the Company or that other technological protection can be obtained for the Company's products. No assurance can be given that patents will be granted on future patent applications. The Company has one trademark application pending.

GOVERNMENT REGULATION

The Company believes it is in compliance with federal, state and local regulations with respect to environmental protection. The Company does not anticipate that costs of compliance with such regulations will have a material effect on its capital expenditures, earnings or competitive position.

The Company, through its CEL subsidiary, operates in a foreign jurisdiction and, as set forth in the auditor's report, is exposed to certain risks associated therewith. These risks include currency differences and fluctuations, political events and the status of relationships among governments, labor restrictions, and overall market and economic conditions. Specifically, it is imperative that the government of St. Lucia continue to support business on the island through training and assisting in appeasing union negotiators as well as continue to make improvements to roads, communication, and port facilities. Asian economic volatility has currently slowed sales growth within the market. Management believes that its marketing plan and the marketing plans of its major customers are well positioned to deal with such uncertainties.

EMPLOYEES

The Company and its subsidiaries have approximately 100 employees (42 of which are primarily part-time), including two officers, seven administrative personnel, four in engineering, 79 in manufacturing, and eight in quality control. Sales and marketing is undertaken primarily by four external sales representation firms. Other than officers and directors, none of the Company's subsidiaries have employees.

RESEARCH AND DEVELOPMENT

The Company expended approximately $190,000 in fiscal year 1998 for research and development activities related to its manufacturing processes. Of such amount, approximately $50,000 was reimbursed to the Company from its customers. None of the Company's subsidiaries expended material sums for research and development.

COMPETITION

THE CONNECTOR BUSINESS

The electronic connector business consists of a few very large entities, each with annual sales over $1 billion per year. These companies include AMP, Berg, Robinson Nugent, Molex, and many smaller companies with annual revenues between $10 million and $100 million. The Company is small compared to the marketplace, and competes against its larger competitors by offering "custom application" components in a shorter time and for a lower cost. The Company is able to compete on cost as a result of its off-shore manufacturing. In the event, however, that its more-adequately financed and larger competition were to focus their efforts on shorter turn-around times, they could materially erode the Company's market share and have a material adverse effect on the Company's financial performance.

THE TOOLING BUSINESS

The Company entered the plastic tooling business when it acquired K5. K5 was in the business of selling tooling services and mold making to a set of customers at the time of the acquisition, and the Company continues to support and expand the outside customer base inherited in the acquisition. The Company also uses the capabilities of K5 for its in-house manufacturing of tools used in the production of plastic components used in final assemblies.

The tooling industry consists of competitors that make their own tooling for their own use, as well as small to medium sized companies that sell to outside customers. The majority of the competition in the tooling segment are very small machine shops, privately held and located in the United States. The Company, through K5, offers a unique set of capabilities with very fast turn around times that give customers a quick time-to-market. However, existing customers could elect to vertically integrate and provide the now-subcontracted services in-house, a move which, if followed by a substantial number of the Company's customers, could have a materially adverse effect on the Company's financial performance.

SUBCONTRACT SERVICES BUSINESS

The Company entered the subcontract services business when it acquired CEL. CEL was in the business of providing subcontract manufacturing services to outside customers. The Company uses CEL both as an in-house manufacturing plant with low cost labor as well as a plant to service outside customers inherited in the acquisition.

Competition in the Caribbean region is minimal, with most of the competition for these services coming from the Far East. The Company uses the CEL facilities for shipment to customers located in the European Economic Community as the island nation is a protectorate of Great Britain and participates in the European Trading Community. If competitors were to locate on the island of St. Lucia, the Company could be effected by the reduced skilled labor available to the Company.

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YEAR 2000 DISCLOSURE

In the fiscal year ended March 31, 1998, the Company began the process of identifying, evaluating, and implementing changes to its computer programs necessary to address the Year 2000 issue. The Company has currently addressed its internal Year 2000 issue by modification of existing programs and conversions to new programs. While the Company is confident that it has successfully completed the assessment and remediation of its computer software, there can be no assurance that the necessary modifications and conversions will be adequate or completely thorough, which could have a material adverse effect on its results of operations. The total cost to the Company associated with the required modifications and conversions was not material to the Company's results of operations and financial position and was expensed as incurred.

ITEM 2 - MANAGEMENT'S DISCUSSION OF ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

The following discussion contains certain forward-looking statements that are subject to business and economic risks and uncertainties, and the Company's actual results could differ materially from those forward-looking statements. The following discussion regarding the financial statements of the Company should be read in conjunction with the financial statements and notes thereto.

OVERVIEW

The Company, together with its subsidiaries, has its primary operations located in Santa Ana, California where it is currently engaged in the business of designing and manufacturing electronic components and plastic injection tools for computers, disk drives, computer systems, military applications, medical, telecommunications and certain industrial devices. In August 1997, the Company (which at the time was named Rainbow Bridge Services, Inc., a Nevada corporation ("Rainbow")) acquired all of the outstanding common stock of ACC-CA in a business combination described as a "reverse acquisition." As such, the historical financial statements are those of ACC-CA and the accounts of Rainbow have been reflected in the consolidated financial statements from the August 1997 date of the acquisition. In October 1997, the Company acquired ninety-eight percent (98%) of the issued and outstanding stock of Caribbean Electronics, Ltd. ("CEL"), an electronic components manufacturer, housed in a leased 12,000 square foot assembly plant located on the island of St. Lucia. As of January 31, 1998, the Company acquired one-hundred percent (100%) of the issued and outstanding stock and assumed certain debts of K5 Plastics, Inc., a California corporation ("K5"), a mold and tooling manufacturer and a previous vendor.
K5 has been consolidated with the Company's Santa Ana facility.

RESULTS OF OPERATIONS

REVENUES

During the fiscal years ended March 31, 1998 and 1997, the Company's revenues were derived principally from the following products:

         i.       Electrical components for disk drives
         ii.      Military and industrial connectors

For the year ended March 31, 1998, revenues were $2,583,094. This is an increase of 4.4% from $2,473,095 recorded for the year ended March 31, 1997. The increase was due to increased sales efforts arising from the Company's external sales force. For the fiscal year ended March 31, 1996, revenues were $718,748.

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GROSS MARGINS

The Company realized a gross margin of $1,059,399 reported for the year ended March 31, 1998. This is an increase of 47.2% over $719,652 for the year ended March 31, 1997. The increase is due to a shift of some final assembly operations from Southern California to the plant in St. Lucia, which provided a lower cost of labor and favorable overall economic conditions for the region. The gross margin as a percentage of revenues was 41% for the year ended March 31, 1998 and 29% for the year ended March 31, 1997. The Company realized a gross margin of $256,659 for the fiscal year ended March 31, 1996. The gross margin as a percentage of revenues was 36% for the fiscal year ended March 31, 1996.

Operating income was a negative $672,998 for the year ended March 31, 1998. This is a decrease of 558% from $147,019 recorded for the year ended March 31, 1997. The decrease is due to a decrease in sales volume during the last three months of the fiscal year. Selling, general, and administrative (SG&A) expenses were increased during the second and third quarter in response to indications of continued increasing sales. The reaction time to correct this expense increase resulted in lower income from operations, which also resulted in a decreased net income. Operating income was a negative $71,758 for the fiscal year ended March 31, 1996.

OPERATING COSTS AND EXPENSE

Operating costs and expenses increased by $1,159,764 (203%) for the year ended March 31, 1998 as compared to the year ended March 31, 1997. The increase was due primarily to the increased cost of sales associated with sales commissions to representatives and the hiring of certain key personnel. These new employees come from some of the Company's largest customers, bringing with them certain knowledge specific to the industry. Operating costs and expenses increased by $244,216 (74%) for the fiscal year ended March 31, 1997 as compared to the fiscal year ended March 31, 1996.

OTHER OPERATING EXPENSE

Total other operating expenses, consisting primarily of bad debt expense, payroll taxes, rent, telephone and utilities, printing, and office supplies, increased by $296,050 (226%) for the year ended March 31, 1998 as compared to the year ended March 31, 1997. This increase was due in large part to the conversion of a significant percentage of the Company's labor force from independent contractors to Company employees. Total other operating expenses decreased by $11,555 (8%) for the fiscal year ended March 31, 1997 as compared to the fiscal year ended March 31, 1996.

NET INCOME

Net income for the year ended March 1998 was a negative $773,263 compared to $77,342 for the year ended March 1997, a 1100% decrease. As stated earlier, this decrease was due primarily to a decreased sales volume during the last three months of the fiscal year while SG&A expenses were increased during the second and third quarter in response to indications of continued increasing sales.

ASSETS AND LIABILITIES

Total assets increased from $759,145 as of the year ended March 1997 to $1,486,046 as of the year ended March 1998. This increase of 95% was due primarily to the inclusion of assets as a result of the acquisitions of CEL and K5. Inventory increased from $75,410 as of the year ended March 1997 to $227,465 (201%) as of the year ended March 1998 due to a slow down in shipments during the first quarter of 1998. Net property and equipment increased from $245,556 as of the year ended March 1997 to $750,371 (a 205% increase) as of the year ended March 1998 primarily as a result of the acquisitions described above.

Total liabilities increased from $791,276 for the period ended March 1997 to $1,119,606 (a 41% increase) for the period ended March 1998 due to an increase in accounts payable (an increase from $238,708 to $456,977, or 91%) and the addition of notes payable, net of current portion. The accounts payable increase resulted from increased trade payables as the CEL and K5 acquisitions occurred. The other increase in total liabilities came from the creation of notes payable during the reverse merger.

SHAREHOLDERS EQUITY

Shareholders Equity increased from a negative $32,131 as of the period ended March 1997 to $366,440 as of the period ended March 1998. This increase of 1240% reflects the negative earnings reported for the period ended March 1998 ($773,263) and the issuance of shares and related additional paid-in capital raised during the fiscal year from private offerings of the Company's securities ($1,171,834).

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED SEPTEMBER 1998

Sales for the six months ended September 1998 were $832,011. Gross profit was $410,614, or 49.35%, an increase of 8.3% over the period ended March 31, 1998. The Company's net income was a negative $57,794.

Sales continued to decline following the end of the 1998 fiscal year, primarily due to a slow down in the marketplace. The decrease in sales occurred faster than the Company could adjust the SG&A costs, thus resulting in a net loss for the period. However, overhead expenses were reduced as a percentage of sales.

Total assets increased from $1,486,046 to $1,712,961, while inventory was reduced from $227,465 to $161,643. Owners equity increased from $366,440 to $616,146.

LIQUIDITY AND CAPITAL RESOURCES

In August 1997, the Company (which at the time was designated Rainbow Bridge Services, Inc., a Nevada corporation ("Rainbow")) acquired all of the outstanding common stock of American Custom Components, Inc., a California corporation ("ACC-CA") in a business combination described as a "reverse acquisition". For accounting purposes, the acquisition has been treated as the acquisition of Rainbow (the Company) by ACC-CA. Immediately prior to the acquisition, Rainbow had 832,752 shares of stock outstanding. As part of the reorganization, the Company issued 7,447,000 shares to the shareholders of ACC-CA in exchange for 7,447 shares of common stock in ACC-CA. In addition, the Company issued options to purchase 1,100,000 shares of its common stock to certain consultants and employees. The Company subsequently changed its name from Rainbow to American Custom Components, Inc., a Nevada corporation. The Company is currently experiencing growth beyond its financial resources. The Company intends to acquire additional funds through establishing a bank lending relationship and additional equity financing. Although management currently is negotiating with several funding sources, no specific plans or arrangements have been made for said financing. There can be no assurance that the Company will be successful in obtaining any such funding.

In October 1997, the Company acquired ninety-eight percent (98%) of the issued and outstanding stock of Caribbean Electronics, Ltd., a St. Lucian corporation ("CEL"), for $25,000 cash, a $100,000 note payable with interest at 8% per annum, and 8,333 "restricted" shares of the Company's common stock. In connection with the acquisition, the Company also assumed certain accounts payable of approximately $25,000. Caribbean Electronics, Ltd. is an electronic contract assembly business located on the island of St. Lucia.
The acquisition was accounted for as a purchase.

Effective January 31, 1998 the Company acquired K5 Plastics, Inc. ("K5"), a tooling and mold manufacturer through the purchase of one hundred percent (100%) of its issued and outstanding shares of stock. The Company acquired K5 for $42,000 in cash, a $50,000 note at an interest rate of 10% per annum, and 25,000 shares of "restricted" common stock. Also, the Company delivered 60,000 warrants with an exercise price of $3.00. Of these warrants, 30,000 are exercisable at any time in the next two to five years and the remaining 30,000 are exercisable at any time in the next three to six years. The Company has also assumed a K5 note payable to Union Bank of California in the amount of approximately $12,000 bearing an interest rate of 11% per annum and a line of credit to Union Bank of California with an outstanding principal balance of approximately $50,000 at an adjustable interest rate currently at 11.25%.

In connection with a private offering of securities which was made by the Company in the Third Calendar Quarter of 1997, the Company entered into three
(3) Note Purchase Agreements with accredited purchasers under Rule 504 of Regulation D promulgated under the Securities Act of 1933 wherein the purchasers purchased an aggregate of $374,700 in Notes convertible at the greater of (i) 83% of the closing bid price of the Company's common stock, or (i) $4.98. As of the date hereof, all of the Notes have been converted into an aggregate of 75,241 shares of the Company's Common Stock.

In connection with a private offering of securities which was made by the Company in the Fourth Calendar Quarter of 1997 and the First Quarter of 1998, the Company sold an aggregate of 245,000 "restricted" shares of Common Stock to accredited investors under Rule 506 of Regulation D and Section 4(2) of the Securities Act of 1933 at a price of $1.75 per share, resulting in net proceeds to the Company of $428,750.

In connection with a private offering of securities which was made by the Company in the First and Second Calendar Quarters of 1998, the Company sold an aggregate of 49,514 "restricted" shares of Common Stock to accredited investors under Rule 506 of Regulation D and Section 4(2) of the Securities Act of 1933 at a price of $1.75 per share, resulting in net proceeds to the Company of $86,650.

In connection with a private offering of securities which was made by the Company in the Second Calendar Quarter of 1998, the Company sold 80,000 shares of Common Stock to accredited investors under Rule 504 of Regulation D and
Section 4(2) of the Securities Act of 1933 at a price of $1.25 per shares, resulting in net proceeds to the Company of $100,000.

In connection with a private offering of securities which was made by the Company in the Second Calendar Quarter of 1998, the Company sold 225,000 "restricted" shares of Common Stock to accredited investors under rule 506 of Regulation D and Section 4(2) of the Securities Act of 1933 at a price of $0.70 per share, resulting in net proceeds to the Company of $112,500.

In addition to current liabilities of $846,131 at March 31, 1998, the Company has $273,475 of long term debt. The March 31, 1998 outstanding debt has been increased by $328,330 (42%) since March 31, 1997.

During fiscal 1998, the Company continued its management plan of diversification of its product lines into emerging markets through continued acquisitions and new products development. This plan was begun with the establishment of the St. Lucia production facilities. The objective of the expansion program is to achieve a geographic and economic relationship with the emerging markets. While there can be no assurance that such funding can be obtained, the Company plans to finance future acquisitions through both capital raised from future private placements as well as through the direct issuance of the Company's common stock.

PROPOSED FUTURE OPERATIONS

The Company has historically been engaged in the business of design and manufacture of electronic components and interconnect systems for the computer disk drive industry. The Company's Management has recently determined to broaden the Company's business plan from a disk drive connector manufacturer to now offering its technology customers a more complete solution to their interconnect and systems integration needs and to penetrating additional market places. The Company designs its products to customer specifications using sophisticated engineering facilities; manufactures its molds and other necessary tooling; and manufacturing components and assemblies.

FORWARD LOOKING STATEMENTS

Certain of the statements contained in this report involve risks and uncertainties. The future results of the Company could differ materially from those statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in this report. While the Company believes that these statements are accurate, the Company's business is dependent upon general economic conditions and various conditions specific to technology-based industries. Accordingly, future trends and results cannot be predicted with certainty.

It is imperative that the St. Lucia government continues to support business on the island through training and assisting in appeasing union negotiators as well as continues to make improvements to roads, communication and port facilities. Asian economic volatility has currently slowed sales growth within the market. To date, the Company has not experienced any problems relating to currency translation nor does management anticipate any problems in the future. Notwithstanding the foregoing, however, there exists certain risks related to currency translation and there can be no assurances that these risks, if they materialize, will not have a material adverse effect on the operations and earnings of the Company.

While the Company plans to acquire/develop additional sales and gain synergy from acquisitions, difficulties and expenses may be encountered in integrating the newly acquired operations with those of the Company already in place.

The Company has not experienced a material adverse impact of such risks and uncertainties and does not anticipate such an impact. However, no assurance can be given that such risks and uncertainties will not affect the Company's future results of operations or its financial position.

ITEM 3 - DESCRIPTION OF PROPERTY
--------------------------------

Effective November 1, 1995, the Company began leasing approximately 4,050 square feet of administrative office and warehouse space in Anaheim, California at a monthly rental rate of approximately $2,171.00. The premises were sublet to a tenant in an amount equal to the Company's obligations under the lease. The lease expired October 31, 1998, and the Company has no further obligations related to the Anaheim premises.

Effective December 1, 1997, the Company began leasing approximately 12,185 square feet of administrative office, warehouse, and manufacturing space in Santa Ana, California at a monthly rental rate of approximately $6,702.00 per month. The rent increases to approximately $6,945 and $7,185 in years two and three, respectively, of the lease. The lease expires November 30, 2000.

In September 1997 the Company acquired a 12,000 square foot manufacturing facility in St. Lucia in connection with its acquisition of Caribbean Electronics, Inc.

In connection with the acquisition of K5 in January 1998, the Company assumed an obligation for a lease of approximately 3,000 square feet in Huntington Beach, California. The monthly rental is approximately $1,760 per month and runs through February 2000. The Company is currently seeking to sublet or be released from this obligation by the existing landlord.

Management believes that the Company had adequate insurance coverage on all of its owned properties.

ITEM 4 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
-----------------------------------------------------------------------

The following table sets forth, as of November 12, 1998, certain information with respect to the Company's equity securities believed by the Company to be owned of record or beneficially by (i) each Director of the Company; (ii) each person who owns beneficially more than 5% of each class of the Company's outstanding equity securities; and (iii) all Directors and Executive Officers as a group.


Title                                                                                     Percent of
of Class              Name and Address of Beneficial Owner          Common Stock          Outstanding
--------              ------------------------------------          ------------          -----------
Common Stock          Martin Anthony Walk                           5,492,000                40.76%
                           177 Promontory West
                           Newport Beach, CA 92660
Common Stock          Oxford International, Inc.                    3,000,000(1)             22.27%
                           7979 Old Georgetown Road, Suite 800
                           Bethesda, MD 20814
Common Stock          John Groom                                    1,100,000(2)              7.60%
                           3301 W. MacArthur Blvd
                           Santa Ana, CA 92704
Common Stock          John Fritch                                   1,000,000(3)              6.9%
                           3301 W. MacArthur Blvd
                           Santa Ana, CA 92704
Common Stock          M. Richard Cutler                                75,821                 0.7%
                           610 Newport Center Drive, Suite 800
                           Newport Beach, CA 92660
Common Stock          Steve Kakuk                                      25,000(4)              0.2%
                           3301 W. MacArthur Blvd
                           Santa Ana, CA 92704
All Directors and Officers as a Group (3)                           2,175,821                14.1%
                                                                    =========                =====
---------------------

(1) An aggregate of 3,000,000 shares of "restricted" common stock were issued to Oxford International, Inc. ("Oxford") pursuant to a signed Term Sheet dated June 1, 1998. The terms of purchase of the shares have not been finalized and are still being negotiated between Oxford and the Company. The Company anticipates that all or some of these shares may be cancelled.
(2) Includes warrants to acquire 1,000,000 shares of common stock at an exercise price of $0.375 per share, exercisable until October 13, 2004. In the event of Mr. Groom's voluntary resignation as an employee of the Company, the Company shall have to right to terminate 41,667 warrants for each month between Mr. Groom's last full month of employment and January 1, 2000.
(3) Includes warrants to acquire 1,000,000 shares of common stock at an exercise price of $0.375 per share, exercisable until October 13, 2004. In the event of Mr. Fritch's voluntary resignation as an employee of the Company, the Company shall have to right to terminate 41,667 warrants for each month between Mr. Fritch's last full month of employment and January 1, 2000.
(4) Does not include an aggregate of 60,000 warrants held by Mr. Kakuk to purchase common stock of the Company at a purchase price of $3.00 per share. Of these warrants, 30,000 are exercisable at any time in the next 2 to 5 years and the remaining 30,000 are exercisable at any time in the next three to six years.

The Company believes that the beneficial owners of securities listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. Shares of stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage of the person holding such options or warrants, but are not deemed outstanding for purposes of computing the percentage of any other person.

ITEM 5 - DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS
---------------------------------------------------------------------

The following table sets forth the names and ages of the current directors and executive officers of the Company, the principal offices and positions with the Company held by each person and the date such person became a director or executive officer of the Company. The executive officers of the Company are elected annually by the Board of Directors. The directors serve one year terms and until their successors are elected. The executive officers serve terms of one year or until their death, resignation or removal by the Board of Directors. There are no family relationships between any of the directors and executive officers. In addition, there was no arrangement or understanding between any executive officer and any other person pursuant to which any person was selected as an executive officer.

The directors, executive officers, and significant employees of the Company are as follows:

Name                   Age        Positions
----                   ---        ---------
John Groom             52         Director, President, Chief Executive Officer
                                  (1998)
John Fritch            51         Chairman of the Board, Chief Financial
                                  Officer, Secretary (1998)
M. Richard Cutler      41         Director (1998)
Steve Kakuk            63         General Manager, Tooling and Mold Operations
                                  (1998)

JOHN GROOM joined the Company as its President in January 1998 and assumed the position of Chief Executive Officer in June 1998. From July 1996 until November 1997, Mr. Groom was Senior Vice President of Operations, Division Plant Manager and Chief Technical Officer for CMC Industries, Inc., a telecommunications manufacturing firm. From November 1995 until June 1996, Mr. Groom was Executive Director, Operations of JTS Corp., a computer disk drive designer and manufacturer. From April 1987 until November 1995, Mr. Groom held numerous positions at Seagate Technology International, a disk drive manufacturer, most recently holding the position of Senior Director of Engineering after promotion from his position as Director of Engineering, Far East Operations. Mr. Groom brings years of international management with operations development experience and extensive business knowledge of Singapore, Malaysia, Hong Kong, Indonesia, Taiwan, Japan, Korea and India.

JOHN FRITCH joined the Company's Board of Directors in January of 1998, and became its Chairman, Chief Financial Officer, and Secretary in June 1998. From April 1997 until May 1998 he has been the Director of Materials at Hughes Data Systems, a computer integration firm. From September 1996 until April 1997 Mr. Fritch was Director of Corporate Materials for Sanmina Corporation, a contract manufacturer in the telecommunications industry. From May 1995 until May 1996, Mr. Fritch was Senior Vice President of JTS Corporation, a disk drive manufacturer. From October 1994 until May 1995, Mr. Fritch was Vice President of Commodity Management for Conner Peripherals, Inc., a disk drive manufacturer. >From June 1986 until October 1994, Mr. Fritch was Director of Commodity Management for Western Digital Corporation, a disk drive manufacturer. Mr. Fritch is a graduate of Pepperdine University's Graduate School of Business and Management and is currently active as a University Adjunct Instructor at the University of Phoenix Graduate School of Business. He is a member is good standing with NYU's Delta Mu Delta Society.

M. RICHARD CUTLER has been a Director of the Company since June 1998. Mr. Cutler founded the Law Offices of M. Richard Cutler in 1996. Mr. Cutler has practiced in the general corporate and securities area since his graduation from law school. Mr. Cutler is a graduate of Brigham Young University (B.A., magna cum laude, 1981); and Columbia University School of Law (J.D. 1984). While at Columbia, Mr. Cutler was honored as a Harlan Fiske Stone Scholar, was Managing Editor of the Columbia Journal of Law and Social Problems, and received a Recognition of Achievement with Honors in Foreign and International Law, Parker School of Foreign and Comparative Law. Mr. Cutler was admitted to the State Bar of Texas in 1984 and the State Bar of California in 1990. After law school, Mr. Cutler joined the national law firm of Jones, Day, Reavis & Pogue where he practiced in the corporate, securities and mergers and acquisitions departments. Mr. Cutler subsequently spent five years in the corporate and securities department of Akin, Gump, Strauss, Hauer & Feld, a Dallas law firm. After moving to the west coast, Mr. Cutler was with the Los Angeles office of Kaye, Scholer, Fierman, Hayes & Handler, a New York based law firm, where he continued his general business and securities practice. In 1991, Mr. Cutler founded the law firm of Horwitz, Cutler & Beam, where he practiced corporate and securities law for five years before forming his present business. Mr. Cutler has been admitted to the U.S. Federal District Courts, Central and Northern Districts of California, as well as the U.S. Court of Appeals, Ninth Circuit.

STEVE KAKUK joined the Company as the General Manager, Tooling and Mold Operations in January of 1998 when K5, of which Mr. Kakuk was the founder and controlling owner, was acquired by the Company. Mr. Kakuk has over thirty years experience in all aspects of manufacturing management, including product design, prototyping, and tooling design and is proficient in all phases of plastic mold making. Mr. Kakuk's previous experience includes the formation of an international partnership known as Humbros, Inc., as well as founding and growing a Downey, California molding and moldmaking business known as K.R.K. Mr. Kakuk attended the Los Angeles Trade Technical Institute where he received certification in plastics.

ITEM 6 - EXECUTIVE COMPENSATION
-------------------------------

Under the terms of his employment contract, John Groom is entitled to receive the following compensation in 1998: (i) a cash bonus of $30,000, (ii) salary at the annual rate of $110,000 per year for the period from January 1, 1998 through March 31, 1998, (ii) salary at the annual rate of $135,000 per year for the period from April 1, 1998 through June 30, 1998, and (iii) salary at the annual rate of $175,000 per year for the period from July 1, 1998 through December 31, 1998. As of October 30, 1998, Mr. Groom has voluntarily elected to defer the cash bonus, and has been paid salary in the aggregate sum of $67,116, resulting in total deferred bonus and salary compensation of $82,464. On October 13, 1998, Mr. Groom was granted warrants to acquire 1,000,000 shares of the Company's Common Stock at an exercise price of $0.375 exercisable until October 13, 2004. In the event of Mr. Groom's voluntary resignation as an employee of the Company, the Company shall have to right to terminate 41,667 warrants for each month between Mr. Groom's last full month of employment and January 1, 2000.

John Fritch entered into a consulting agreement with the Company effective March 1, 1998 at an annual rate of $139,360 per year. Subsequently, effective April 1, 1998, Mr. Fritch entered into an employment agreement with the Company whereby he is to receive an annual salary of $175,000 per year beginning April 1, 1998, subject, however, to an offset for amounts paid to him under his consulting agreement, which remains in effect as long as his salary is deferred under his employment agreement. As of October 30, 1998, Mr. Fritch has been paid the sum of $56,300 under the terms of his consulting agreement, and has deferred the sum of $36,607. He has accrued an aggregate of $102,083 in deferred salary under his employment agreement, offset by the sum of $44,686 paid under his consulting contract during the applicable period, resulting in an aggregate of $57,397 in deferred salary compensation under his employment agreement. On October 13, 1998, Mr. Fritch was granted warrants to acquire 1,000,000 shares of the Company's Common Stock at an exercise price of $0.375 exercisable until October 13, 2004. In the event of Mr. Fritch's voluntary resignation as an employee of the Company, the Company shall have to right to terminate 41,667 warrants for each month between Mr. Fritch's last full month of employment and January 1, 2000.

In July 1998, Mr. Cutler received an aggregate of 50,000 shares of "restricted" Common Stock as compensation for serving as a Director.

No other Officer or Director receives or has received any compensation from the Company, other than reimbursement for direct out-of-pocket expenses in connection with attendance at meetings of the Board of Directors.

SUMMARY COMPENSATION TABLE

The Summary Compensation Table shows certain compensation information for services rendered in all capacities during each of the prior three (3) fiscal years. Other than as set forth herein, no executive officer's salary and bonus exceeded $100,000 in any of the applicable years. The following information includes the dollar value of base salaries, bonus awards, the number of stock options granted and certain other compensation, if any, whether paid or deferred.

                                                  SUMMARY COMPENSATION TABLE

                                       Annual Compensation                          Long Term Compensation
                                ----------------------------------  ---------------------------------------------------
                                                                             Awards                    Payouts
                                                                    -----------------------   -------------------------
                                                                    RESTRICTED   SECURITIES
                                                      OTHER ANNUAL    STOCK      UNDERLYING     LTIP         ALL OTHER
NAME AND PRINCIPAL              SALARY     BONUS      COMPENSATION    AWARDS      OPTIONS     PAYOUTS      COMPENSATION
POSITION                 YEAR     ($)       ($)           ($)           ($)       SARS (#)      ($)            ($)

John Groom               1998   129,693    30,000         -0-           -0-      1,000,000      -0-            -0-

John Fritch              1998   110,190      -0-         11,613         -0-      1,000,000      -0-            -0-

M. Richard Cutler        1998      -0-       -0-          -0-         50,000        -0-         -0-            -0-

Martin Anthony Walk      1998     7,924      -0-          -0-           -0-         -0-         -0-            -0-

                         1997    20,485      -0-          -0-           -0-         -0-         -0-            -0-

                         1996    31,500      -0-          -0-           -0-         -0-         -0-            -0-

Inge Lundegaard          1998    65,383      -0-          -0-           -0-         -0-         -0-            -0-

                         1997    19,696      -0-          -0-           -0-         -0-         -0-            -0-

                         1996    27,393      -0-          -0-           -0-         -0-         -0-            -0-

Michael Robert Orton     1998    45,914      -0-          -0-           -0-        100,000      -0-            -0-



                                          OPTION/SAR GRANTS IN LAST FISCAL YEAR
                                                   (INDIVIDUAL GRANTS)

                            NUMBER OF SECURITIES      PERCENT OF TOTAL
                                 UNDERLYING        OPTIONS/SAR'S GRANTED
                           OPTIONS/SAR'S GRANTED      TO EMPLOYEES IN         EXERCISE OF BASE
NAME                                (#)                 FISCAL YEAR             PRICE ($/SH)           EXPIRATION DATE
-------------------------- ----------------------- ----------------------- ----------------------- ------------------------
John Groom                          -0-                     -0-                     N/A                      N/A

John Fritch                         -0-                     -0-                     N/A                      N/A

Michael Robert Orton              100,000                   100%                   $0.01                     N/A



                                     AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                                                AND FY-END OPTION/SAR VALUES

                                                                        NUMBER OF UNEXERCISED
                                                                        SECURITIES UNDERLYING        VALUE OF UNEXERCISED
                                                                        OPTIONS/SARS AT FY-END     IN-THE-MONEY OPTION/SARS
                           SHARES ACQUIRED ON                                    (#)                     AT FY-END ($)
         NAME                 EXERCISE (#)       VALUE REALIZED ($)   EXERCISABLE/UNEXERCISABLE    EXERCISABLE/UNEXERCISABLE
------------------------ ----------------------- -------------------- --------------------------- ----------------------------
John Groom                        -0-                    -0-                     -0-                          -0-

John Fritch                       -0-                    -0-                     -0-                          -0-

Michael Robert Orton            100,000                35,740                    -0-                          -0-


COMPENSATION OF DIRECTORS

In July 1998, Mr. Cutler received an aggregate of 50,000 shares of "restricted" Common Stock as compensation for serving as a Director.

No other Officer or Director receives or has received any compensation from the Company, other than reimbursement for direct out-of-pocket expenses in connection with attendance at meetings of the Board of Directors.

ITEM 7 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
-------------------------------------------------------

In August 1997, the Company (which at the time was designated Rainbow Bridge Services, Inc., a Nevada corporation ("Rainbow")) acquired all of the outstanding common stock of American Custom Components, Inc., a California corporation ("ACC-CA") in a business combination described as a "reverse acquisition". For accounting purposes, the acquisition has been treated as the acquisition of Rainbow (the Company) by ACC-CA. The Company's historical financial statements are those of ACC-CA, and the accounts of Rainbow have been reflected in the consolidated financial statements from the August 1997 date of the acquisition. Immediately prior to the acquisition, Rainbow had 832,752 shares of stock outstanding. As part of the reorganization, the Company issued 7,447,000 shares to the shareholders of ACC-CA in exchange for 7,447 shares of common stock in ACC-CA. Such shares include the shares owned by the officers and directors of the Company at the time of the transaction. In addition, the Company issued options to purchase 1,100,000 shares of its common stock to certain consultants and employees, including 900,000 options issued to The Michelson Group.

In August 1997 the Company entered into a consulting agreement with The Michelson Group for financial consulting pursuant to which the Company issued to The Michelson Group 900,000 options to purchase common stock and pays The Michelson Group $6,000 per month in consulting fees through the period ending August 1999. The consulting agreement requires that the Company obtain the consent of The Michelson Group for the issuance of additional shares or the incurrence of additional indebtedness other than in the ordinary course of business.

In March 1998, Pegasus, Inc. loaned the Company the sum of $100,000 to assist with temporary cash flow needs. The loan was repaid in full in April 1998. At the dates of the loan and its repayment, Pegasus, Inc. was controlled by Martin Tony Walk, majority shareholder and then officer of the Company. There were no written documents evidencing the transaction.

Mr. Cutler serves as legal counsel to the Company and, as such, receives compensation for such services at his normal and customary hourly rates.

ITEM 8 - DESCRIPTION OF SECURITIES
----------------------------------

COMMON STOCK

The Company's Articles of Incorporation authorize the issuance of 24,000,000 shares of Common Stock, $0.001 par value per share, of which 13,473,340 shares were issued and outstanding as of November 12, 1998. Holders of shares of Common Stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of Common Stock have no cumulative voting rights. Holders of shares of Common Stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by the Board of Directors in its discretion, from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of shares of Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of Common Stock have no preemptive rights to purchase the Company's common stock. There are no conversion rights or redemption or sinking fund provisions with respect to the common stock. All of the outstanding shares of Common Stock are fully paid and non-assessable.

PREFERRED STOCK

The Company's Articles of Incorporation authorize the issuance of 1,000,000 shares of preferred stock, $0.001 par value, none of which are issued and outstanding. The Company's Board of Directors has authority, without action by the shareholders, to issue all or any portion of the authorized but unissued preferred stock in one or more series and to determine the voting rights, preferences as to dividends and liquidation, conversion rights, and other rights of such series. The issuance of prefered stock may also include restricing dividends on the common stock, dilute the voting power of the common stock, and/or impair the liquidation rights of the holders of common stock.

TRANSFER AGENT

The transfer agent for the Common Stock is Alpha Tech Stock Transfer, 4505 S. Wasatch Boulevard, Suite 205, Salt Lake City, Utah 84124.

                                     PART II

ITEM 1 - MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS
----------------------------------------------------------------------------

MARKET INFORMATION

>From July 1997, the Company's Common Stock was quoted without price (name only) under the symbol "RBBS" on the Nasdaq Electronic Bulletin Board. On October 20, 1997, following the acquisition of American Custom Components, Inc., a California corporation, by Rainbow Bridge Services, Inc., a Nevada corporation, the Company's Common Stock began trading under the symbol "ACCM".

The following table sets forth the high and low bid prices for shares of the Company Common Stock for the periods noted, as reported by the National Daily Quotation Service and the NASD Non-NASDAQ Bulletin Board. Quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

                                                                 BID PRICES
       YEAR               PERIOD                                HIGH     LOW
       ----               ------                                ----     ---
       1997     Third Quarter............................      11.625    3.00
                Fourth Quarter...........................       9.5      5.00

       1998     First Quarter............................       5.5      4.125
                Second Quarter...........................       4.75     1.422
                Third Quarter............................       2.438    0.50
                Fourth Quarter...........................       0.75     0.375
                (through November 12, 1998)

STOCKHOLDERS

As of November 12, 1998, the Company had 13,473,340 shares of Common Stock outstanding and held by approximately 105 shareholders of record.

DIVIDENDS

The Company has not paid cash dividends on its Common Stock in the past and does not anticipate doing so in the foreseeable future.

ITEM 2 - LEGAL PROCEEDINGS
--------------------------

The Company is presently, has been, and may from time to time be involved in various claims, lawsuits, disputes with third parties, actions involving allegations of discrimination, or breach of contract actions incidental to the operation of its business. The Company is not currently involved in any such litigation which it believes could have a materially adverse effect on its financial condition or results of operations.

ITEM 3 - CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
------------------------------------------------------

Effective October 24, 1997, Kelly & Company, Certified Public Accountants, were engaged by the Company as their principal accountant to audit the Company's financial statements. There have been no changes in accountants or disagreements of the type required to be reported under this Item 3 between the Company and its independent auditors since their date of engagement, nor during the Company's two most recent fiscal years or any later interim period.

ITEM 4 - RECENT SALES OF UNREGISTERED SECURITIES
------------------------------------------------

In connection with a private offering of securities which was made by the Company in the third quarter of 1997, the Company entered into three (3) Note Purchase Agreements under Rule 504 of Regulation D promulgated under the Securities Act of 1933 wherein the purchaser, a limited partnership "accredited" as that term is defined under Regulation D, purchased an aggregate of $374,700 in Notes convertible at the greater of (i) 83% of the closing bid price of the Company's common stock, or (i) $4.98. As of the date hereof, all of the Notes have been converted into an aggregate of 75,241 shares of the Company's Common Stock.

In connection with a private offering of securities which was made by the Company in the Fourth Quarter of 1997 and the First Quarter of 1998, the Company sold an aggregate of 245,000 "restricted" (as that term is defined under Rule 144 of the Securities Act of 1933) shares of Common Stock under Rule 506 of Regulation D and Section 4(2) of the Securities Act of 1933 to "accredited" investors at a price of $1.75 per share, resulting in net proceeds to the Company of $428,750.

In August 1997, the Company acquired all of the outstanding common stock of ACC in a business combination described as a "reverse acquisition". As part of the reorganization, the Company issued 7,447,000 shares to the shareholders of ACC in exchange for 7,447 shares of common stock in ACC. Such shares include the shares owned by officers and directors of the Company as set forth in the Section "Security Ownership of Certain Beneficial Owners and Management" hereunder. In addition, the Company issued options to purchase 1,100,000 shares of its common stock to certain consultants and employees, including 900,000 options issued to The Michelson Group. All of the issuances were under an exemption under Section 4(2) of the Securities Act of 1933.

In December 1997, the Company issued 8,333 shares of "restricted" (as that term is defined under Rule 144 of the Securities Act of 1933) common stock to George Kimble in connection with the acquisition of Caribbean Electronics, Ltd. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." The issuance was exempt under
Section 4(2) of the Securities Act of 1933.

In January 1998, the Company issued 25,000 shares of "restricted" (as that term is defined under Rule 144 of the Securities Act of 1933) common stock to Steve Kakuk in connection with the acquisition by the Company of K5 Plastics, Inc. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." The issuance was exempt under
Section 4(2) of the Securities Act of 1933.

In January 1998, the Company issued 3,500 shares of "restricted" (as that term is defined under Rule 144 of the Securities Act of 1933) common stock to Hal Gardner in consideration for the cancellation of note indebtedness. The issuance was exempt under Section 4(2) of the Securities Act of 1933.

In January 1998, the Company issued 10,000 shares of "restricted" (as that term is defined under Rule 144 of the Securities Act of 1933) common stock to Frank Liger for services in connection with introducing the Company to new technology clients. The issuance was exempt under Section 4(2) of the Securities Act of 1933.

In February 1998, the Company issued 10,000 shares of "restricted" (as that term is defined under Rule 144 of the Securities Act of 1933) common stock to MRC Legal Services Corporation, the Company's securities counsel, in consideration for certain legal services. The issuance was exempt under Section 4(2) of the Securities Act of 1933.

In connection with a private offering of securities which was made by the Company in the First and Second Quarters of 1998, the Company sold an aggregate of 49,514 "restricted" (as that term is defined under Rule 144 of the Securities Act of 1933) shares of Common Stock under Rule 506 of Regulation D and Section 4(2) of the Securities Act of 1933 to "accredited" investors at a price of $1.75 per share, resulting in net proceeds to the Company of $86,650.

In July 1998, the Company issued 50,000 shares of "restricted" (as that term is defined under Rule 144 of the Securities Act of 1933) common stock to MRC Legal Services Corporation, as compensation to M. Richard Cutler for serving on the Company's Board of Directors. The issuance was exempt under Section 4(2) of the Securities Act of 1933.

In April 1998, the Company issued a convertible Note to Sinecure Holdings, Inc., an "accredited" (as that term is defined under Regulation D) purchaser under Rule 504 of Regulation D promulgated under the Securities Act of 1933. The principal amount of the Note was $7,304. The Note was converted into an aggregate of 2,000 shares of the Company's Common Stock.

In May 1998, the Company sold 80,000 shares of its Common Stock for an aggregate sum of $100,000 to Dremer Holdings, Inc., an "accredited" purchaser under Rule 504 of Regulation D promulgated under the Securities Act of 1933.

In May 1998, the Company issued 8,571 shares of "restricted" (as that term is defined under Rule 144 of the Securities Act of 1933) common stock to MRC Legal Services Corporation, the Company's securities counsel, in consideration for certain legal services. The issuance was exempt under Section 4(2) of the Securities Act of 1933.

In June 1998, the Company issued an aggregage of 40,000 shares of "restricted" (as that term is defined under Rule 144 of the Securities Act of 1933) common stock to Harold James Prow and Miguel Gill, two (2) employees of the Company, in exchange for certain deferred compensation. The issuance was exempt under
Section 4(2) of the Securities Act of 1933.

In June 1998, the Company issued an aggregate of 10,000 shares of "restricted" (as that term is defined under Rule 144 of the Securities Act of 1933) common stock to Hal Gardner in exchange for interest compensation on a promissory note held by Mr. Gardner. The issuance was exempt under Section 4(2) of the Securities Act of 1933.

In June 1998, the Company issued an aggregate of 450,000 shares of "restricted" (as that term is defined under Rule 144 of the Securities Act of 1933) common stock under Rule 506 of Regulation D and Section 4(2) of the Securities Act of 1933 to Primex U.S.A., Inc., an "accredited" purchaser as that term is defined under Regulation D. Of those shares, Primex has purchased 225,000 shares at $0.50 per share, resulting in net proceeds to the Company of $112,500, and has agreed to return the balance of the shares to the Company to be returned to its treasury. In connection with this sale, the Company issued 5,000 shares of "restricted" common stock to Christopher S. Bromley as a finders fee.

In connection with an anticipated sale of securities to Oxford International, Inc. ("Oxford") under Rule 506 of Regulation D and Section 4(2) of the Securities Act of 1933, the Company issued 3,000,000 shares of "restricted" common stock to Oxford in July 1998. As of the date hereof, the terms of purchase of the shares have not been finalized and are still being negotiated between Oxford and the Company. The Company anticipates that all or some of these shares may be cancelled.

In September 1998, the Company sold an aggregate of 21,429 "restricted" (as that term is defined under Rule 144 of the Securities Act of 1933) common stock under Rule 506 of Regulation D and Section 4(2) of the Securities Act of 1933 to Greg Harris, Jeng Ching Hung, and George Brook, for $0.70 per share, resulting in net proceeds to the Company of $15,000.

ITEM 5 - INDEMNIFICATION OF DIRECTORS AND OFFICERS
--------------------------------------------------

The Corporation Laws of the State of Nevada and the Company's Bylaws provide for indemnification of the Company's Directors for liabilities and expenses that they may incur in such capacities. In general, Directors and Officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the Company, and with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful. Furthermore, the personal liability of the Directors is limited as provided in the Company's Articles of Incorporation.

Beginning in December, 1997, the Company maintains a policy of Directors and Officers Liability Insurance with an aggregate coverage limit of $1,000,000.

                                    PART F/S

FINANCIAL STATEMENTS
--------------------

The Financial Statements required by this Item are included at the end of this report beginning on Page F-1.

                        AMERICAN CUSTOM COMPONENTS, INC.

                        CONSOLIDATED FINANCIAL STATEMENTS

                          As of and for the Years ended
                             March 31, 1998 and 1997

                        AMERICAN CUSTOM COMPONENTS, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

     Report of Independent Auditors........................................... 1

     Consolidated Financial Statements of American Custom Components, Inc.:

         Consolidated Balance Sheets as of
           March 31, 1998 and 1997............................................ 2

         Consolidated Statements of Operations for the years
           ended March 31, 1998 and 1997...................................... 3

         Consolidated Statements of Shareholders'
           Equity (Deficit) for the years ended
           March 31, 1998 and 1997............................................ 4

         Consolidated Statements of Cash Flows for the years
           ended March 31, 1998 and 1997...................................... 5

     Notes to Consolidated Financial Statements............................... 7

                         REPORT OF INDEPENDENT AUDITORS
                         ------------------------------



To the Board of Directors
American Custom Components, Inc.

We have audited the accompanying consolidated balance sheets of American Custom Components, Inc. and its subsidiaries as of March 31, 1998 and 1997, and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Custom Components, Inc. and its subsidiaries as of March 31, 1998 and 1997, and the results of their operations and cash flows for the years then ended, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes 9, 11, and 19 to the financial statements, the Company (1) operates in an extremely competitive industry in which sales volumes may be adversely affected by foreign as well as domestic events, (2) has suffered significant losses from operations (3) has a significant net working capital deficiency, (4) is unable to meet its debt service requirements, (5) has adverse financial ratio, (6) and needs to seek new sources or methods of financing. The preceding matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 19. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



/s/ Kelly & Company


Kelly & Company
Newport Beach, California
July 6, 1998



                        AMERICAN CUSTOM COMPONENTS, INC.
                           CONSOLIDATED BALANCE SHEETS

                             MARCH 31, 1998 and 1997
--------------------------------------------------------------------------------



                                     ASSETS
                                                                      1998           1997
                                                                  ------------   ------------
Current assets:
       Cash                                                       $   131,118    $         -
       Accounts receivable, net                                        80,174        432,577
       Inventories                                                    227,465         75,410
                                                                  ------------   ------------
                 Total current assets                                 438,757        507,987
Property and equipment, net                                           750,371        245,556
Other assets                                                          296,918          5,602
                                                                  ------------   ------------
TOTAL ASSETS                                                      $ 1,486,046    $   759,145
                                                                  ============   ============

                 LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

Current liabilities:
       Accounts payable                                           $   456,977    $   238,708
       Bank overdraft                                                       -         47,735
       Line of credit                                                  40,179              -
       Notes payable, current                                         346,575        504,833
       Income taxes payable                                             2,400              -
                                                                  ------------   ------------
                 Total current liabilities                            846,131        791,276

Notes payable, net of current portion                                 273,475              -
                                                                  ------------   ------------
TOTAL LIABILITIES                                                   1,119,606        791,276
                                                                  ------------   ------------
Commitments and contingencies

Shareholders' equity (deficit):

       Preferred stock ($0.001 par value; 1,000,000
         shares  authorized; no shares issued and
         and outstanding at March 31, 1998 and
         1997, respectively.                                                -              -
       Common stock ($0.001 par value; 25,000,000
         shares authorized; 9,730,826 and 8,279,752
         shares issued and outstanding as of
         March 31, 1998 and 1997, repectively)                          9,731          8,280
       Additional paid-in capital                                   1,297,623        127,240
       Accumulated deficit                                           (940,914)      (167,651)
                                                                  ------------   ------------
TOTAL SHAREHOLDERS' EQUITY (DEFICIT)                                  366,440        (32,131)
                                                                  ------------   ------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)              $ 1,486,046    $   759,145
                                                                  ============   ============

    The accompanying notes are an integral part of the financial statements.

                        AMERICAN CUSTOM COMPONENTS, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                   FOR THE YEARS ENDED MARCH 31, 1998 AND 1997
--------------------------------------------------------------------------------


                                                         1998           1997
                                                     ------------   ------------
Net sales                                            $ 2,583,094    $ 2,473,085
Cost of sales                                          1,523,695      1,753,433
                                                     ------------   ------------
Gross profit                                           1,059,399        719,652
                                                     ------------   ------------
Operating costs and expenses:
        Wages and salaries                               349,632        296,670
        Options compensation expense                      36,740              -
        Selling and promotion                            372,247         69,489
        Insurance                                         70,787         27,929
        Professional fees                                165,959         27,891
        Depreciation and amortization expense            120,890         19,724
        Research and development                         189,162              -
        Other operating expenses                         426,980        130,930
                                                     ------------   ------------
                                                       1,732,397        572,633
                                                     ------------   ------------
Income (loss) from operations                           (672,998)       147,019

Other expense:
        Interest expense                                  97,865         68,877
                                                     ------------   ------------
Income (loss) before provision for taxes                (770,863)        78,142
Provision for income taxes                                 2,400            800
                                                     ------------   ------------
NET INCOME (LOSS)                                    ($  773,263)   $    77,342
                                                     ============   ============

EARNINGS (LOSS) PER SHARE - BASIC                    ($     0.09)   $      0.01
                                                     ============   ============
WEIGHTED AVERAGE NUMBER OF SHARES
   OUTSTANDING - BASIC                                 8,660,555      7,447,000
                                                     ============   ============

    The accompanying notes are an integral part of the financial statements.


                        AMERICAN CUSTOM COMPONENTS, INC.
            CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

                   FOR THE YEARS ENDED MARCH 31, 1998 AND 1997

                                      ACC, Inc.                       ACC, Inc.
                              (A California Corporation)       (A Nevada Corporation)
                             ----------------------------  ----------------------------
                                                                                          Additional
                                Common         Common         Common         Common         Paid-In      Accumulated
                                Shares          Stock         Shares          Stock         Capital        Deficit         Total
                             -------------  -------------  -------------  -------------  -------------  -------------  -------------
BALANCE, MARCH 31, 1996             7,200    $    18,414           -               -              -        ($244,993)     ($226,579)

  Issuance of additional
    shares in a 1,000 for
    1 stock split              7,192,800            -              -               -              -             -              -

Shares outstanding prior to
  reverse acquisition               -               -           832,752           $833          ($833)          -              -

Shares issued in the reverse
  acquisition of ACC, Inc.
  (a Nevada corporation)       (7,200,000)       (18,414)     7,447,000          7,447         10,967           -              -
                             -------------  -------------  -------------  -------------  -------------  -------------  -------------

BALANCE, MARCH 31, 1996,
  AS RESTATED                        -              -         8,279,752          8,280         10,134       (244,993)      (236,579)

Contributed capital                  -              -              -              -           117,106           -           117,106

Net income                           -              -              -              -              -            77,342         77,342
                             -------------  -------------  -------------  -------------  -------------  -------------  -------------

BALANCE, MARCH 31, 1997              -              -         8,279,752          8,280        127,240       (167,651)       (32,131)

Issuance of shares through
  Private Placement                  -              -           280,000            280        489,720           -           490,000

Issuance of shares from exercise
  of warrants and options granted
  to consultants to raise
  capital                            -              -           900,000            900      1,566,000           -         1,566,900

Grant of options at below fair
  market value to consultant
  to raise capital                   -              -              -               -          643,000           -           643,000

Shares and warrants issued
  in conjunction with acquisitions   -              -            33,333             33        109,717           -           109,750

Issuance of shares from exercise
  of options granted to officers     -              -           100,000            100         36,640           -            36,740

Shares issued to consultants for
  legal and marketing services       -              -            20,000             20         81,100           -            81,120

Shares issued on conversion
  of debt                            -              -            78,741             79        380,790           -           380,869

Cost associated with warrants
  and options granted to
  consultants to raise capital       -              -              -               -       (2,218,600)          -        (2,218,600)

Issuance of shares for cash          -              -            39,000            -           82,016           -            82,055

Net loss                             -              -              -               -             -          (773,263)      (773,263)
                             -------------  -------------  -------------  -------------  -------------  -------------  -------------
BALANCE, MARCH 31, 1998              -              -         9,730,826         $9,731     $1,297,623      ($940,914)      $366,440
                             =============  =============  =============  =============  =============  =============  =============


    The accompanying notes are an integral part of the financial statements.


                        AMERICAN CUSTOM COMPONENTS, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                   FOR THE YEARS ENDED MARCH 31, 1998 AND 1997
--------------------------------------------------------------------------------

                                                                      1998          1997
CASH FLOWS FROM OPERATING ACTIVITIES:
        Net income (loss)                                        ($  773,263)   $    77,342
        Adjustments to reconcile income (loss) to net cash
            provided by operating activities:
                   Depreciation and amortization                     120,890         19,724
                   Uncollectable accounts receivable                 162,996         25,652
                   Compensation expense resulting from
                     the granting of options                          35,740              -
        Decrease (increase) in assets:
                   Accounts receivable                               189,407       (422,747)
                   Inventories                                      (152,055)       (64,100)
                   Other assets                                     (301,619)           300
        Increase in liabilities:
                   Accounts payable                                  219,070         91,164
                   Line of credit                                     40,179              -
                   Income taxes payable                               1,600               -
                                                                ------------    ------------
CASH USED IN OPERATING ACTIVITIES                                  (457,055)       (272,665)
                                                                ------------    ------------
CASH FLOWS USED IN INVESTING ACTIVITIES:
        Acquisition of property and equipment                      (615,402)        (67,393)
                                                                ------------    ------------
CASH USED IN INVESTING ACTIVITIES                                  (615,402)        (67,393)
                                                                ------------    ------------
CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES:
        Principal reduction of notes payable                       (128,122)       (164,212)
        Proceeds from notes payable                                 243,338         342,143
        Issuance of common stock                                  1,136,094         117,106
                                                                ------------    ------------
CASH PROVIDED BY FINANCING ACTIVITIES                             1,251,310         295,037
                                                                ------------    ------------
Net INCREASE (decrease) in cash                                     178,853         (45,021)

Bank overdraft, beginning of year                                   (47,735)         (2,714)
                                                                ------------    ------------
CASH (BANK OVERDRAFT) END OF YEAR                               $   131,118     ($   47,735)
                                                                ============    ============

    The accompanying notes are an integral part of the financial statements.

                        AMERICAN CUSTOM COMPONENTS, INC.
                       STATEMENTS OF CASH FLOWS, CONTINUED

                        FOR THE YEAR ENDED MARCH 31, 1997
--------------------------------------------------------------------------------

                SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION

                                                          1998           1997
                                                     ------------   ------------
Cash paid during the year:

        State minimum income tax                      $    2,400     $      800
        Interest                                      $   97,865     $   68,877


             SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING ACTIVITIES

Loss due to obsolescence of tooling and molds:

        Increase cost of goods sold                   $   47,184     $   29,905
        Decrease in property and equipment, net      ($   47,184)   ($   29,905)


Non-cash portion of the purchase cost of acquisitions:

        Assets acquired                               $  401,950              -
        Notes payable issued                         ($  150,000)             -
        Value of stock warrants issued               ($  142,200)             -
        Stock issued                                 ($  109,750)             -

Shares issued on the conversion of debt:

        Reduction of debt                             $  380,869              -
        Issuance of shares                           ($  380,869)             -




    The accompanying notes are an integral part of the financial statements.

                        AMERICAN CUSTOM COMPONENTS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   FOR THE YEARS ENDED MARCH 31, 1998 AND 1997
--------------------------------------------------------------------------------

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
    ------------------------------------------

    PRINIPLES OF CONSOLIDATION

    The consolidated financial statements include the American Custom Components (a Nevada corporation)(the "Company") and its wholly owned operating subsidiaries, K-5 Plastics, Inc. ("K-5") and American Custom Components ("ACC") (both are California corporations) and Caribbean Electronics, Ltd. ("CEL") (a Windward Islands corporation). All significant intercompany transactions have been eliminated.

    In August 1997, the Company (which at the time was named Rainbow Bridge Services, Inc., a Nevada corporation ("Rainbow")) acquired all of the outstanding common stock of ACC in a business combination described as a "reverse acquisition". As a "reverse acquisition", the historical financial statements are those of ACC.

    OPERATIONS AND REVENUE RECOGNITION

    The Company is engaged in the business of designing and manufacturing electronic connectors for computer, telecommunications, military, industrial and medical electronic devices. The Company also performs electronic assembly on behalf of certain of its customers. The production process takes place at its facilities in Santa Ana, California and the island country of Saint Lucia in the Windward Island chain in the Caribbean Sea. Revenue is recognized at the time goods are shipped.

    BUSINESS COMBINATIONS

    During the year ended March 31, 1998, the Company acquired CEL and K-5. Both acquisitions have been accounted for using the purchase method, and accordingly, the results of operations of the acquired businesses have been included in the Company's consolidated financial statements since their acquisition. The assets and liabilities of these businesses were recorded in the consolidated financial statements at their estimated fair market values as of the acquisition dates. The excess of the purchase price over the net assets is recorded as goodwill (See Note 14).

                        AMERICAN CUSTOM COMPONENTS, INC.

                   FOR THE YEARS ENDED MARCH 31, 1998 AND 1997
--------------------------------------------------------------------------------

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED
    -----------------------------------------------------

    CASH AND EQUIVALENTS

    The Company invests portions of its excess cash in highly liquid investments. The Company maintains cash balances in bank accounts, which exceeded federally insured limits by $31,118 and $0 at March 31, 1998 and 1997, respectively; however, the Company has not experienced any losses in such accounts.

    ACCOUNTS RECEIVABLE

    Outstanding trade accounts receivable are due primarily from technology-based customers. The Company had three customers, each of which individually represent in excess of 10% and in the aggregate 83 % and 63 % of the Company's outstanding trade accounts receivable at March 31, 1998 and 1997, respectively. The Company periodically reviews outstanding customer trade accounts receivable to ensure that the balances represent their estimated fair values and closely monitors the extension of credit (See Note 11 - Concentrations Concentration of Sales). The Company had an allowance for uncollectible accounts of $124,284 and $0 at March 31, 1998 and 1997, respectively. Bad debt expense at March 31, 1998 and 1997 was $162,996 and $25,652, respectively, and is included in other operating expenses.

    INVENTORIES

    Inventories are stated at the lower of cost or market, generally on an average cost basis which approximates the first in - first out method of valuation. Management regularly monitors inventories for excess or obsolete items and makes any valuation corrections when such adjustments are required.

    PROPERTY AND EQUIPMENT

    Property and equipment are recorded at cost and are depreciated using the straight-line method over the expected useful lives noted below. Expenditures for normal maintenance and repairs are charged to operations. Renewals and betterments that materially extend the life of the assets are capitalized. The cost and related accumulated depreciation of assets are removed from the accounts upon retirement or other disposition; any resulting profit

                        AMERICAN CUSTOM COMPONENTS, INC.

                  FOR THE YEARS ENDED MARCH 31, 1998 AND 1997
--------------------------------------------------------------------------------

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED
    -----------------------------------------------------

    PROPERTY AND EQUIPMENT, CONTINUED

    or loss is reflected in the statement of operations. Leasehold improvements are amortized over their estimated useful lives or the anticipated terms of the related leases, whichever is shorter.

                                                                    Estimated
                                                                   Useful Life
                                                                   -----------
               Machinery and equipment                              7 years
               Tooling and molds                                    4 years
               Office furniture and equipment                       7 years
               Leasehold improvements                               2 years

    GOODWILL AND OTHER INTANGIBLES

    Intangible assets are recorded at cost and are included in other assets. Both goodwill and other intangibles are amortized on a straight-line basis over five years. Amortization expense for the years ended March 31, 1998 and 1997 is $10,303 and $320, respectively.

    INCOME TAXES

    Deferred income taxes are computed based on the tax liability or benefit in future years of the reversal of temporary differences in the recognition of income or deduction of expenses between financial and tax reporting purposes. The net difference between tax expense and taxes currently payable would be reflected, if present, on the balance sheet as deferred taxes. Deferred assets and liabilities are classified as current and non-current based on the classification of the related asset or liability for financial reporting purposes, or based on the expected reversal date for deferred taxes that are not related to an asset or liability (Note 6 - Income Taxes).

    STOCK-BASED COMPENSATION

    The Company has elected to follow Accounting Principles Board Opinion No. 25 ACCOUNTING FOR STOCK ISSUED TO Employees ("APB 25") and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the employee stock options was less than the market price of the underlying stock on the date of grant, compensation expense was recorded. The Company has adopted the

                        AMERICAN CUSTOM COMPONENTS, INC.

                   FOR THE YEARS ENDED MARCH 31, 1998 AND 1997
--------------------------------------------------------------------------------

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED
    -----------------------------------------------------

    STOCK-BASED COMPENSATION, CONTINUED

    disclosure-only provisions of Statement of Financial Accounting Standards ("SFAS") No. 123 - "ACCOUNTING FOR STOCK BASED COMPENSATION'.

    EARNINGS (LOSS) PER COMMON SHARE

    The Company has adopted the provisions of Statements of Financial Accounting Standards No. 128, "Earnings Per Share" ("EPS") as of its fiscal year ended March 31, 1998. Basic EPS is calculated based on the weighted average number of outstanding shares. The effect of warrants and options on the computation of Diluted EPS is antidilutive for the year ended March 31, 1998 and therefore it is not shown. For the year ended March 31, 1997, there were no dilutive convertible securities issued.

    RESEARCH AND DEVELOPMENT COSTS

    Company sponsored research and development costs related to both present and future products are expensed in the year in which they are incurred. Total expenditures on research and development for fiscal 1998 and 1997 were $189,162 and $0, respectively.

    ADVERTISING COSTS

    Advertising costs are expensed as they are incurred and are included in other operating expenses. Advertising expense was $95,582 and $23,442 for the years ended March 31, 1998 and 1997, respectively.

    MANAGEMENT ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                        AMERICAN CUSTOM COMPONENTS, INC.

                   FOR THE YEARS ENDED MARCH 31, 1998 AND 1997
--------------------------------------------------------------------------------

2.  PROPERTY AND EQUIPMENT, NET
    ---------------------------

    Property and equipment, net consist of the following at March 31, 1998 and 1997:

                                                     1998           1997
                                                ------------   ------------
         Machinery and equipment                $   406,731    $   119,081
         Tooling and molds                          454,577        194,500
         Office furniture and equipment              79,527         30,752
         Leasehold improvements                      28,316          9,416
                                                ------------   ------------
                                                    969,151        353,749
               Less: accumulated depreciation      (218,780)      (108,193)
                                                ------------   ------------
         Total property and equipment, net      $   750,371    $   245,556
                                                ============   ============

    Depreciation expense related to plant and equipment was $110,587 and $19,404 in 1998 and 1997, respectively.

3.  BANK LINE OF CREDIT
    -------------------

    In the K-5 acquisition, the Company assumed a line of credit, which is payable on demand. The maximum amount of credit available under the line of credit is $50,000; $9,821 was unused as of March 31, 1998. Outstanding borrowings accrue interest at the bank's prime rate plus 0.75% (9.25% at March 31, 1998). The line of credit is collateralized by the fixed assets of the Company's subsidiary ("K-5").

4.  NOTES PAYABLE
    -------------

    Notes payable consist of the following at March 31, 1998 and 1997:

                                                                      1998            1997
                                                                      ----            ----
    Note payable to an individual, with monthly
    principal and interest at the rate of 10% per annum,
    payable in installments of $6,000 per month,
    due in August of 1997. During the year ended
    March 31, 1998, the note was paid.                                   -          $52,414



                        AMERICAN CUSTOM COMPONENTS, INC.

                   FOR THE YEARS ENDED MARCH 31, 1998 AND 1997
--------------------------------------------------------------------------------

4.  NOTES PAYABLE, CONTINUED
    ------------------------

                                                                      1998            1997
                                                                      ----            ----

    Note payable to an individual, with monthly
    principal and interest at the rate of 12% per
    annum, payable each month beginning
    April 1, 1999, and ending April 1, 2000. This note
    was previously due in October 1997 and the
    payment terms were restructured during the year.             $273,475           $300,000

    Note payable to an individual, with monthly
    principal and interest at the rate of 9% per annum,
    payable in installments of $1,500 per month, due in
    December 2001. The note is unsecured and is
    currently in default.                                          62,618             70,114

    Note payable to an individual, with monthly
    principal and interest at the rate of 10% per annum,
    payable in installments of $4,000 per week,
    due in August 1996. The note is unsecured
    and is currently in default.                                   18,897             24,183

    Note payable to an individual, with interest at the
    rate of 15 % per annum.  During the year ended
    March 31, 1998, the note was paid.                                  -             13,123

    Note payable to an individual, with interest at the
    rate of 15 % per annum, due in April 1997. The
    note is unsecured and is currently in default.                 15,060             33,395

    Note payable to an individual, with interest at the
    rate of 20% per annum.  During the year ended
    March 31, 1998, the note was paid.                                  -              6,604

    Note payable to an individual, with interest at the
    rate of 15 % per annum. During the year ended
    March 31, 1998, the note was paid.                                  -              5,000


                        AMERICAN CUSTOM COMPONENTS, INC.

                   FOR THE YEARS ENDED MARCH 31, 1998 AND 1997
--------------------------------------------------------------------------------

4.  NOTES PAYABLE, CONTINUED
    ------------------------

                                                                      1998            1997
                                                                      ----            ----


    Note payable to an individual, with interest at the
    rate of 8% per annum, payable quarterly over
    two and one-half years beginning October 15, 1997.
    The note is unsecured and is currently in default.           $100,000                  -

    Note payable to an individual, who is a major
    shareholder and who was an officer of the Company
    at the time of the loan, with interest at the
    rate of 10% per annum, payable on or before
    July 31, 1998. The note is unsecured and is
    currently in default.                                          50,000                  -

    Note payable to a related party, payable on demand.
    The note was repaid subsequent to year end (See Note 5).      100,000                  -
                                                                ----------         ----------

          Total notes payable                                     620,050           $504,833

          Less: current maturities                                346,575            504,833
                                                                ----------         ----------

    NOTES PAYABLE, LONG TERM                                    $ 273,475                  -
                                                                ==========         ==========


    Future minimum obligations under notes payable at March 31, 1998 are as follows:

             1999                                       $346,575
             2000                                        273,475
             2001                                              -
             2002                                              -
             2003                                              -
                                                       ----------
             TOTAL OBLIGATIONS                          $620,050
                                                       ==========

5.  RELATED PARTY TRANSACTIONS
    --------------------------

    Pegasus, Inc. loaned the Company $100,000 in March 1998 to assist with temporary cash flow needs. This loan was repaid in April 1998. At the dates of the loan and its repayment, Pegasus, Inc. was controlled by a major shareholder and then corporate officer of the Company.

                        AMERICAN CUSTOM COMPONENTS, INC.

                   FOR THE YEARS ENDED MARCH 31, 1998 AND 1997
--------------------------------------------------------------------------------

6.  INCOME TAXES
    ------------

    The components of the provision for income taxes for the years ended March 31, 1998 and 1997 are:

                                                            1998           1997
                                                            ----           ----
          Current expense:
                    Federal                                    -              -
                    State                                 $2,400           $800
                                                         --------       --------
                                                           2,400            800
                                                         --------       --------

           Deferred expense:
                    Federal                                    -              -
                    State                                      -              -
                                                         --------       --------
                                                               -              -
                                                         --------       --------
           Total provision                                $2,400           $800
                                                         ========       ========

    Significant components of the Company's deferred income tax assets and liabilities are as follows at March 31, 1998 and 1997:

                                                            1998           1997
                                                            ----           ----

       Deferred income tax assets:
                State income taxes                          $816           $272
                Depreciation                               1,064          1,425
                Net operating loss                       338,670         65,708
                Allowance for doubtful accounts           53,815              -
                                                        ---------      ---------
                Total deferred income tax asset          394,365         67,405
       Valuation allowance                              (394,365)       (67,405)
                                                        ---------      ---------
       NET DEFERRED INCOME TAX LIABILITY                       -              -
                                                        =========      =========

                        AMERICAN CUSTOM COMPONENTS, INC.

                  FOR THE YEARS ENDED MARCH 31,, 1998 AND 1997
--------------------------------------------------------------------------------

6.  INCOME TAXES, CONTINUED
    -----------------------

    The effective income tax rate differs from the expected federal statutory rate as follows:


                                                            1998           1997
                                                            ----           ----
          Federal statutory rate                           (34.0%)         34.0%
          Change in federal valuation allowance             33.3          (34.0)
          Other                                              1.0            1.0
                                                          -------        -------
          EFFECTIVE TAX RATE                                 0.3%           1.0%
                                                          =======        =======

    The federal and state net operating loss carryforwards are $782,836 and $779,636, respectively. The federal and state net operating loss carryforwards will begin to expire in 2111 and 2001, respectively.

7.  FINANCING AGREEMENT
    -------------------

    In June 1996, the Company entered a financing (factoring) agreement to receive cash advances on credit sales not to exceed 91 % of the eligible accounts receivable. The financing fee was 1% of each individual account receivable factored for every 10-day period or fraction thereof that the balance was unpaid. The cumulative maximum amount that was to be advanced based on the financing agreement could not exceed $150,000. The agreement was terminated by the Company on January 30, 1997.

8.  COMMITMENTS
    -----------

    OPERATING LEASES

    The Company has operating leases for its Santa Ana and Saint Lucia facilities. The Company entered into the Santa Ana lease in February 1998 with monthly payments of $6,702 through February 2000. There is still an ongoing operating lease commitment, which terminates in 1999 on the facility the Company vacated in February 1998. Future minimum lease payments at March 31, 1998 are as follows:

             1999                              $94,522
             2000                               73,722
             2001 and thereafter                     -
                                              ---------
             TOTAL MINIMUM LEASE PAYMENTS     $168,244
                                              =========

                        AMERICAN CUSTOM COMPONENTS, INC.

                   FOR THE YEARS ENDED MARCH 31, 1998 AND 1997
--------------------------------------------------------------------------------


8.  COMMITMENTS, CONTINUED
    ----------------------

    OPERATING LEASES, CONTINUED

    Rental expense for the years ended March 31, 1998 and 1997 was $55,642 and $29,51 1, respectively.

    CONSULTING AND EMPLOYMENT ARRANGEMENTS

    The Company entered into a consulting agreement with the former owner of CEL whereby he will receive $1,500 per month for a period of three years, which began in October 1997.

    The Company entered into an employment agreement with the former owner of K-5 whereby he will receive an annual salary of $72,000 for a period of three years, which began in February 1998. The agreement contains a provision for a one-time cash bonus in the amount of $15,000 in the event that the previous owner is still employed by the Company on January 31, 1999.

9.  CONTINGENCIES AND OTHER FACTORS THAT COULD AFFECT FUTURE RESULTS
    ----------------------------------------------------------------

    LACK OF INSURANCE COVERAGE

    The Company subsidiary, ACC, operated from its inception in 1994 through September 1997 without the benefit of general and product liability insurance coverage. If the Company is held responsible for acts or events that occurred during the uninsured period that would normally be covered by general and product liability insurance, it could have. an adverse effect on operating results. As of this report date, management has no knowledge of the existence of any such act or event that may have occurred during the uninsured period. The at-risk period varies by state based on each state's statute of limitation period.

    COMPANY GUARANTEE OF STOCK VALUE

    As part of a settlement between major shareholders of the Company's subsidiary (ACC) in the year ended March 31, 1998 and prior to its reverse merger, ACC became contingently liable as a guarantor of the value of its post merger stock price. On April 1,

                        AMERICAN CUSTOM COMPONENTS, INC.

                   FOR THE YEARS ENDED MARCH 31, 1998 AND 1997
--------------------------------------------------------------------------------


9.  CONTINGENCIES AND OTHER FACTORS THAT COULD AFFECT FUTURE RESULTS, CONTINUED
    ---------------------------------------------------------------------------

    COMPANY GUARANTEE OF STOCK VALUE

    1999, to the extent the common stock value per share drops below $3.00, parties to the settlement must transfer sufficient stock shares to bring the value of the stock ownership to $975,000. Subject to the parties' inability to transfer sufficient common stock shares to satisfy the April 1, 1999 guarantee of value, the Company is liable for that unsatisfied portion. As of March 31, 1998, the market value of the Company's stock was such that there was no contingent exposure. As of this report date, due to the decreased market value of its stock, the contingent liability was $446,875. The parties to this settlement that must satisfy this liability as of the report date own 6,777,000 common shares. Management feels that there are adequate shares held by the involved parties to satisfy any contingent liability.

    FACTORS THAT COULD AFFECT FUTURE RESULTS

    A substantial portion of the Company's revenues are generated from the development, manufacture and rapid release of certain connector parts and assemblies for use in high technology products newly introduced to the consumer market. In the extremely competitive industrial environment in which the Company operates, processes are uncertain and complex, requiring accurate prediction of market trends and demand as well as successful management of various manufacturing risks inherent in the production of such products. Additionally, the Company's marketing strategy relies on the ability of its customers to effectively support sales channels to the end users. In light of these dependencies, it is reasonably possible that failure to successfully manage the production process or the marketing process, a portion of which is not within the Company's control, could have a severe near-term impact on the Company's sales order growth, revenue growth, and results of operations.

    A combination of the industry wide downward pressure on the prices of personal computer products due to high inventory levels and the slowdown in the Asian and other Pacific Rim economies, and the possible loss of sales or product margin could affect operating results adversely. Management believes that its marketing plan and the marketing plans of its major customers are well positioned to deal with such uncertainties.

                        AMERICAN CUSTOM COMPONENTS, INC.

                   FOR THE YEARS ENDED MARCH 31, 1998 AND 1997


10. LITIGATION
    ----------

    The Company has been named as a defendant in a lawsuit filed by one of its customers. The lawsuit was generated in the ordinary course of business over a disagreement related to a mold that the Company was to build for the customer. While the outcome is still uncertain, management does not believe that it should result in a materially adverse effect on the Company's financial position or results of operations.

11. CONCENTRATIONS
    --------------

    CONCENTRATION OF SOURCE OF SUPPLY

    The Company purchased 54% and 74% of its production materials from three manufacturers for the fiscal year ended March 31, 1998 and 1997, respectively. Although there are a limited number of manufacturers of certain particular production materials, management believes that other suppliers could provide the materials on comparable terms. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales that would affect operating results adversely.

    CONCENTRATION OF SALES

    The Company currently has three customers that in the aggregate represent 51 % and 65 % of the total sales for the fiscal years ended March 31, 1998 and 1997, respectively.

12. STOCK OPTIONS AND WARRANTS
    --------------------------

    During the year ended March 31, 1998, the Company granted warrants to purchase. 1,000,000 shares of the Company's common stock at $0.01 per share to consultants who assisted the Company in raising capital. The Company also granted stock options in July 1997 to purchase 100,000 common shares at $0.01 per share to an officer of the Company. The stock options were granted without a qualified stock option plan being in place. Compensation expense of $35,740 was recorded upon that grant as the options price at grant date was less than the fair value. The Company issued warrants to purchase 60,000 common shares in the acquisition of K-5. The exercise price for the warrants is $3.00 per warrant. The exercise price of the warrants was below the value of the stock market and $142,200 was recorded as part of the consideration. Warrants to purchase 30,000 of the shares are exercisable through the fourth year after issue, and the remaining

                        AMERICAN CUSTOM COMPONENTS, INC.

                  FOR THE YEARS ENDED MARCH 31, 1998 AND 1997
--------------------------------------------------------------------------------

12. STOCK OPTIONS AND WARRANTS, CONTINUED
    -------------------------------------

    warrants to purchase 30,000 shares are exercisable in the second through the fifth year after issue.

    The table below summarizes stock options and warrant activity during the year ended March 31, 1998. There were no stock options or warrants issued prior to the current year end:

                                                              Year ended
                                                             March 31, 1998
                                                      -------------------------------
                                                                           Weighted
                                                                            Average
                                                      Options and          Exercise
                                                        Warrants             Price
                                                      -----------         -----------
          Options and warrants outstanding,
               beginning of period                          -                    -
          Options granted to an officer of the
               Company                                   100,000               $0.37
          Options exercised by officer                  (100,000)              $0.37
          Options lapsed during the year                    -                    -
                                                      -----------         -----------
          OPTIONS OUTSTANDING, END OF PERIOD                -                    -
                                                      ===========         ===========


          Warrants granted to consultants who
               assisted in raising capital             1,000,000               $2.22
          Warrants granted in business acquisitions       60,000               $3.00
          Warrants exercised by consultants             (900,000)              $2.22
                                                      -----------         -----------
          WARRANTS OUTSTANDING, END OF PERIOD            160,000               $2.51
                                                      ===========         ===========

    Pro forma information regarding net income per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method. The fair value of these options was estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions for 1998, with a risk free interest rate of 5.2%, a dividend yield of 0.0, a volatility factor of 1.542, and a weighted average expected life of 5.0.

    The Black Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions

                        AMERICAN CUSTOM COMPONENTS, INC.

                   FOR THE YEARS ENDED MARCH 31, 1998 AND 1997
--------------------------------------------------------------------------------

12. STOCK OPTIONS AND WARRANTS, CONTINUED
    -------------------------------------

    including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

    For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma net earnings and earnings per share were as follows:


                                                           1998           1997
                                                           ----           ----
          Net earnings (loss) as reported               ($773,263)      $77,342
          Net earnings, pro forma                        (773,363)       77,342
          Earnings (loss) per share, as reported            (0.09)         0.01
          Earnings per share, pro forma                     (0.09)         0.01
          Weighted average fair value of option
              granted during the year                        0.38             -

13. CAPITAL TRANSACTION - REVERSE ACQUISITION
    -----------------------------------------

    On August 15, 1997, Rainbow, a then non-operating company, acquired all of the outstanding common stock of ACC. For accounting purposes, a purchase acquisition has been treated as the acquisition of Rainbow by ACC (a reverse acquisition). In anticipation of this transaction, the Company effected a 1,000-for-I stock split and the 7,200,000 shares post split of common stock in ACC, were exchanged for 7,447,000 shares of common stock of Rainbow.

14. BUSINESS ACQUISITIONS
    ---------------------

    On October 15, 1997 and January 31, 1998, the Company acquired CEL and K5, respectively. The acquisitions have been accounted for as business combinations using the purchase method of accounting. The costs of the acquisitions were $150,000 for CEL and $318,950 for K5. The acquisition costs have been allocated on the basis of the estimated fair value of the assets acquired and the liabilities assumed. The excess of cost over the fair value of net assets acquired (goodwill) is being amortized on a straight-line basis over a 5 year period.

                        AMERICAN CUSTOM COMPONENTS, INC.

                   FOR THE YEARS ENDED MARCH 31, 1998 AND 1997
--------------------------------------------------------------------------------

14. BUSINESS ACQUISITIONS, CONTINUED
    --------------------------------

    The following unaudited pro forma summary presents information as if the acquisitions of CEL and K5 occurred at April 1, 1996. The pro forma information includes adjustments for additional amortization based on the goodwill arising from the acquisitions. The pro forma information is provided for informational purposes only and is based on historical information and does not necessarily reflect the actual results that would have occurred, nor is it indicative of future results of operations of the combined enterprise.

                                     For the Year Ended       For the Year Ended
                                       March 31, 1998           March 31, 1997
                                       --------------           --------------

        Revenue                           $2,990,916               $3,168,135
        Net income (loss)                   (804,621)                  26,778

15. NET INCOME (LOSS) PER COMMON SHARE
    ----------------------------------

    The computation for earnings per common share at March 31, 1998 and 1997 is as follows:

                                                   For the Year Ended
       Basic Loss Per Share                           March 31, 1998
       --------------------                ----------------------------------
                                                                  Loss per Share
                                          Loss          Shares       Amount
                                          ----          ------       ------
       Loss available to
          common stockholders          ($773,263)     8,660,555     ($0.09)


                                                   For the Year Ended
       Basic Earnings Per Share                       March 31, 1997
       ------------------------            ----------------------------------
                                                                Income per Share
                                          Income      Shares         Amount
                                          ------      ------         ------
       Income available to
          common stockholders            $77,342    7,447,000        $0.01

    There is no Diluted Earnings Per Share disclosure as the net loss in 1998 was antidilutive, and there were no common stock equivalents outstanding during 1997.

                        AMERICAN CUSTOM COMPONENTS, INC.

                   FOR THE YEARS ENDED MARCH 31, 1998 AND 1997


16. NEW PRONOUNCEMENTS
    ------------------

    Management has reviewed the following new pronouncements issued in 1998 and 1997 by the Financial Accounting Standards Board: SFAS 129, DISCLOSURE OF INFORMATION ABOUT CAPITAL STRUCTURE; SFAS 130, REPORTING ON COMPREHENSIVE Income; SFAS 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION; and SFAS 132, EMPLOYERS' DISCLOSURES ABOUT PENSIONS AND OTHER POST RETIREMENT BENEFITS. Management believes these pronouncements do not apply or will not have a material impact to the Company.

17. YEAR 2000 DISCLOSURE
    --------------------

    In the fiscal year ended March 31, 1998, the Company began the process of identifying, evaluating, and implementing changes to its computer programs necessary to address the Year 2000 issue. The Company is currently addressing its internal Year 2000 issue by modification of existing programs and conversions to new programs. While the Company is confident that it will complete the assessment and remediation of its computer software, there can be no assurance that the necessary modifications and conversions will be completed in a timely manner, which could have a material adverse effect on its results of operations. The total cost to the Company associated with the required modifications and conversions is not expected to be material to the Company's results of operations and financial position and is being expensed as incurred.

18. FORM 10-SB FILING
    -----------------

    In January 1998, the Company's board of directors authorized the filing of a Form 10-SB with the Securities and Exchange Commission ("SEC"), with the initial filing made in February 1998. The Company is currently in the process of responding to a letter of comment issued by the SEC staff. The Form 10-SB, when it becomes effective, will subject the Company to the reporting requirements of the Securities and Exchange Act of 1934.

American Custom Components, Inc.
Unaudited Fiancial Report for the Six Months Ended September 1998

                                    6 Months
                                     Sep-98
Net Sales                           $832,011
COGS                                $421,397
GM                                  $410,614

Operating Exp
Wages
Salaries                            $144,443
Options Exp                               $0
Freight                              $17,891
Selling Promotion                    $27,385
Insurance                            $62,771
Professional Fees                   $101,285
Depr. Amortize                       $50,000
Research Develop                          $0
Rent                                 $25,534
Consulting                           $32,000
Other Expense                         $7,099
Total Op Exp.                       $468,408
Income from Ops                     -$57,794

Other Expense
Interest                                  $0

NIBT                                -$57,794
Tax                                       $0
NI                                  -$57,794

Earnings Share                        -$0.01
Wt avg # Shares                    8,660,555

Ratio Analysis Income
GM                                    49.35%

Income from Ops                       -6.95%

NIBT                                  -6.95%
Tax
NI                                    -6.95%
Assets:

Current:
Cash                                 $98,000
Accounts Rec.                       $378,379
Prepaid Insurance                    $16,546
Prepaid Rent                          $6,937
Inventory                           $161,643
Total Current Assets                $661,505

Net Prop. Plant Eq                  $700,000
Other Assets                        $351,456
Long Term Assets                  $1,051,456

Total Assets                      $1,712,961

Liabilites:

Current:
Accounts Payable                     454,381
Bank Overdraft                            $0
Line of Credit                       $38,000
Notes Payable Current               $363,570
Income Taxes Pay                          $0
Total Current Liab.                 $855,951

Non Current Liab.:
Long Term Debt.
Notes Payable Net                   $240,864
Total Non Cur. Liab.                $240,864

Total Liabilities:                $1,096,815

Equity:
Common Stock                          $9,731
25M authorized
 and 8032752 '98 '97

Paid in Capital                   $1,605,123
Accum RE                           -$998,708
Net Owner's Equity                  $616,146

Total Liabilities/Equity          $1,712,961



                                    PART III

ITEM 1 - INDEX TO EXHIBITS
--------------------------

EXHIBIT NO.       DESCRIPTION
-----------       -----------

*(2)              Agreement and Plan of Reorganization
 (2.1)            Amendment to Agreement and Plan of Reorganization
*(3.1)            Articles of Incorporation
*(3.2)            Certificate of Amendment of Articles of Incorporation
*(3.3)            Bylaws
*(4.1)            Agreement for the Sale of Convertible Notes to Generation
                  Capital Associates and Waiver
*(4.2)            Escrow Agreement for the Convertible Notes issued to
                  Generation Capital Associates
*(4.3)            Convertible Note issued to Generation Capital Associates dated
                  October 6, 1997
*(4.4)            Convertible Note issued to Generation Capital Associates dated
                  October 10, 1997
*(4.5)            Convertible Note issued to Generation Capital Associates dated
                  October 20, 1997
*(10.1)           Standard Industrial/Commercial Multi-Tenant Lease dated
                  October 19, 1995 for premises located at 1515 S. Sunkist
                  Street, Suites E & F, Anaheim, CA.
*(10.2)           Commercial Lease subleasing Anaheim property to Com-Quest
                  dated November 25, 1997.
*(10.3)           Promissory Note issued to Don Furness dated December 1, 1995
*(10.4)           Michelson Group Corporate Development Agreement dated July 30,
                  1997
*(10.5)           Two (2) Option Agreements to the Michelson Group dated August
                  22, 1997
*(10.6)           Agreement with Greg Bogart dated August 15, 1997
*(10.7)           Promissory Note to George Kimble dated October 30, 1997
                  related to Caribbean Electronics, Inc. Acquisition
*(10.8)           Settlement Agreement and General Mutual Release with Charles
                  L. Rosenblum dated October 13, 1997
*(10.9)           Standard Industrial/Commercial Single-Tenant Lease dated
                  October 16, 1997 for the premises located at 3310 W. MacArthur
                  Boulevard, Santa Ana, California.
*(10.10)          Employment Agreement for Michael R. Orton dated October 20,
                  1997
 (10.11)          Amendment to Employment Agreement for Michael R. Orton dated
                  March 28, 1998
*(10.12)          Engagement Agreement for Alpha Tech Stock transfer dated
                  October 24, 1997
*(10.13)          Agreement for the Purchase and Sale of Factory in Malaysia
                  dated December 11, 1997
 (10.14)          Employment Agreement for John Groom dated January 1, 1998
*(10.15)          Promissory Note to Steve Kakuk dated January 31, 1998 related to K5 Acquisition
*(10.16)          Escrow Agreement dated January 31, 1998 related to K5
                  Acquisition
*(10.17)          Warrant issued to Steve Kakuk dated January 31, 1998 related to K5 Acquisition
*(10.18)          Warrant issued to Steve Kakuk dated January 31, 1998 related to K5 Acquisition
*(10.19)          Employment Agreement for Steve Kakuk dated January 31, 1998
*(10.20)          Employment Agreement for Inge Lundegaard dated February 4,
                  1998
*(10.21)          Warrant issued to Ronald J. Richard dated February 6, 1998
*(10.22)          Warrant issued to John Fritch dated February 25, 1998
 (10.23)          Termination of Warrant issued to John Fritch dated March 28,
                  1998
*(10.24)          Stock Purchase Agreement for Acquisition of Caribbean
                  Electronics, Inc.
*(10.25)          Stock Purchase Agreement for Acquisition of K5 Plastics, Inc.
 (10.26)          Employment Agreement for John Fritch dated May 1, 1998

(continued on next page)

 (10.27)          Warrant issued to John Groom dated October 13, 1998
 (10.28)          Warrant issued to Johh Fritch dated October 13, 1998
*(21)             List of Subsidiaries
 (23)             Consent of Kelly & Company, Inc., Independent Public
                  Accountants

--------------------
*        Previously Filed

ITEM 2 - DESCRIPTION OF EXHIBITS
--------------------------------

Not applicable


                                   SIGNATURES


         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              AMERICAN CUSTOM COMPONENTS, INC.


Date: December 8, 1998                        By:/s/ John Fritch
                                              --------------------------------
                                              John Fritch
                                              Chairman, Chief Financial Officer